[redacted]

10000068

July 16, 2010
Our Ref. No. 20103121347
CME Group, Inc.
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated July 16, 2010 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(f) of the Investment Company Act of 1940 (the "1940 Act") against any registered investment company (a "Fund") if the Fund or its custodian places and maintains cash and/or certain securities ("assets") in the custody of the Chicago Mercantile Exchange ("CME") or a CME clearing member (a "CME Clearing Member") that is a futures commission merchant registered with the Commodity Futures Trading Commission ("CFTC") for purposes of meeting CME's or a CME Clearing Member's margin requirements for certain credit default swap contracts ("CDS") that are cleared by CME.

Facts

You state the following: CME Group Inc. ("CME Group"), a Delaware stock corporation, is the holding company for CME, as well as certain other exchanges. CME is a Designated Contract Market regulated by the CFTC for the trading of futures contracts and options on futures contracts. In addition, CME Group operates its own clearing house, which is a division of CME. The CME clearing house is a Derivatives Clearing Organization ("DCO") regulated by the CFTC. The clearing house clears, settles and guarantees the performance of all transactions for which CME Group provides clearing services, including CDS. CME as part of its clearing services will be interposed as a central counterparty for transactions in cleared CDS. Customers (including Funds) that wish to clear CDS through CME are required to maintain a clearing relationship with a CME Clearing Member, which will serve as their agent and guarantor in respect of cleared CDS. CME Clearing Members require customers to deposit a specified amount of assets as initial margin as security for performance of their obligations. The CME Clearing Member then clears the transaction and posts margin either directly with the CME, or the CME Clearing Member will clear the transaction by posting margin with another CME Clearing Member with which it has a clearing relationship, and this CME Clearing Member will then clear the transaction and post margin with CME.

CME's rules alone or in combination with laws and regulations applicable to CME and CME Clearing Members require that any CME Clearing Member who purchases, sells, or holds CDS positions for other persons (i.e., customers including any Fund) must: (1) be registered with the CFTC as a futures commission merchant ("FCM"); (2) effectively provide for the separate treatment of assets of other persons (except positions held in proprietary accounts of the clearing member, i.e., positions of the clearing member or affiliates of the clearing member) that it holds in its custody or control for the purpose of purchasing, selling, or holding CDS positions; (3) maintain adequate capital and liquidity; and (4) maintain sufficient books and records to establish (a) that the CME Clearing Member is maintaining adequate capital and liquidity and (b) separate ownership of the funds, securities, and positions it may hold for the purpose of purchasing, selling, or holding CDS positions for other persons and those it holds for its proprietary accounts.

With respect to a CME Clearing Member's responsibilities to separately treat customer assets from its proprietary positions, you state that the CFTC recently adopted amendments to its Part 190 Bankruptcy Rules to create a separate "cleared over-the-counter derivatives" account class (the "OTC Derivatives Account Class") that would apply in the event of a bankruptcy of an FCM.[1] You state that these provisions became effective May 6, 2010. You state that the OTC Derivatives Account Class is intended to provide customer protection parallel to the existing Section 4d account class, including similar safeguards under CFTC Part 190 Bankruptcy Rules.[2]

You state that the CFTC presently is relying upon DCOs such as CME to adopt rules specifying the substantive requirements for the treatment of cleared OTC derivatives in the OTC Derivatives Account Class prior to any bankruptcy. You represent that in accordance with the CFTC's requirements, CME rules for the OTC Derivatives Account Class will mirror the provisions of Section 4d of the CEA and CFTC regulations with respect to the futures account class (i.e., 17 C.F.R. §§ 1.20, et seq.), including but not limited to the separate treatment of customer positions and property from the CME Clearing Member's positions and property. CME anticipates that its rules for the OTC Derivatives Account Class will be implemented on September 13, 2010. You represent that once CME rules are implemented and the OTC Derivatives Account Class is operational on September 13, 2010, all funds and property received from customers in connection with purchasing or holding CDS positions will be treated as part of the OTC Derivatives Account Class.

You represent that prior to CME's implementation of its rules for the OTC Derivatives Account Class, all CDS contracts submitted to CME for clearing for the account of a CME Clearing Member customer will be assigned and held in an account subject to CFTC Rule 30.7. You state that CFTC Rule 30.7 accounts contain funds of U.S. customers trading futures and options contracts on foreign exchanges, and may include funds of non-U.S. customers trading these products, and the funds of customers engaged in "non-regulated" transactions, including cleared over-the-counter transactions. CFTC Rule 30.7 requires that customer positions and property be separately held and

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[1] See 75 Fed. Reg. 17297 (Apr. 6, 2010) (adopting final rules establishing a sixth and separate account class applicable for cleared over-the-counter derivatives only). See also 74 Fed. Reg. 40794 (Aug. 13, 2009) (proposing final rules establishing a sixth and separate account class applicable for cleared over-the-counter derivatives only).

[2] You state that a Section 4d account contains funds of customers trading futures and options on futures on U.S. exchanges, separate from the FCM's own funds.

accounted for from the positions and property of the FCM, and that customer property be deposited under an account name that clearly identifies it as customer property.[3] You state that it is unclear whether customers with cleared OTC derivatives in a Rule 30.7 account would receive the same protections as foreign futures and options customers in the event of an FCM's bankruptcy under the Bankruptcy Code and the Part 190 Rules.[4]

You state that CME and CME Clearing Members received from the Commission temporary conditional exemptions until November 30, 2010. As set forth in the Commission Order, they exempt temporarily (i) CME Clearing Members from certain requirements under the Securities Exchange Act of 1934 ("Exchange Act") with respect to certain CDS transactions and (ii) CME from clearing agency registration under Section 17A of the Exchange Act to perform the functions of a clearing agency for certain CDS transactions (the "Commission Order").[5] The Commission Order contained a series of conditions designed to require CME Clearing Members to protect customer assets.[6]

With respect to CME Clearing Members holding customer assets, the Commission Order requires that a CME Clearing Member must use one of three types of accounts: (i) an account established pursuant to Section 4d of the Commodity Exchange Act ("CEA") pursuant to an order of the CFTC ("Section 4d Order");[7] or (ii) in the absence of a

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[3] You state that futures accounts (governed by Section 4d of the Commodity Exchange Act and foreign futures accounts (governed by CFTC Rule 30.7) are each a recognized "account class" under the CFTC's Part 190 Rules, which would be applicable in the event of an FCM's bankruptcy. Similarly, pursuant to the CFTC's recent rule amendments, the OTC Derivatives Account Class is a recognized "account class" under the CFTC's Part 190 Rules, which would be applicable in the event of an FCM's bankruptcy. Under the Part 190 Rules, each account class is a separate pool of funds for claims of customers in that class. The claims of customers whose funds are held in defined account classes will have priority over proprietary claims and the claims of general creditors in an FCM's bankruptcy.

[4] See Letter from Ann K. Shuman, Managing Director and Deputy General Counsel, CME, to Elizabeth Murphy, Secretary, Commission, Dec. 14, 2009, stating that "[n]either the CFTC nor the courts have issued an interpretation with regard to the bankruptcy protections that would be afforded to customers clearing OTC positions in 30.7 accounts, and it is therefore unclear whether they would receive the same protections as foreign futures customers."

[5] Securities Exchange Act Rel. No. 61803 (Mar. 30, 2010) (the "Commission Order"). See also Securities Exchange Act Rel. Nos. 61164 (Dec. 14, 2009) and 59578 (Mar. 13, 2009) (issuing temporary exemptions in connection with CDS clearing by CME that were extended in the Commission Order).

[6] See the Commission Order, id. at pages 34-39. For example, the Commission Order requires that the CME Clearing Member annually provide CME with a self-assessment that it is in compliance with applicable laws and regulations relating to the segregation of customer funds and secured amount requirements in connection with clearing CDS transactions on CME, as well as a report by the clearing member's independent third-party auditor attesting to the assessment.

[7] You state that CME previously petitioned the CFTC for an order pursuant to Section 4d of the CEA with respect to cleared CDS contracts ("Section 4d Order"). See Letter from Lisa A. Dunsky, Director and Associate General Counsel, CME Group, to David Stawick, Secretary to the CFTC, dated June 15, 2009. If granted, the Section 4d Order would have permitted funds margining cleared CDS transactions on CME to be held by clearing FCMs and clearing houses in Section 4d accounts. However, you represent that the CFTC's adoption of rules establishing the OTC Derivatives Account Class obviates the need for CME to petition the CFTC for a Section 4d Order, given that the OTC Derivatives Account Class, together with

Section 4d Order, in an account that is part of a separate account class, specified by CFTC Bankruptcy Rules, established for an FCM to hold its customers' positions in cleared OTC derivatives (and funds and securities posted to margin, guarantee, or secure such positions);[8] or (iii) if both of those other two alternatives are not available, in an account established in accordance with CFTC Rule 30.7 (with additional disclosures to be made to the customer, as stated below). You represent that, in accordance with the conditions imposed by the Commission Order, once CME rules are implemented and the OTC Derivatives Account Class is operational on or about September 13, 2010, all Fund assets received in connection with purchasing or holding CDS positions will be treated as part of the OTC Derivatives Account Class. Until such time, you represent that (i) all CDS contracts submitted to CME for clearing for the account of a CME Clearing Member customer will be assigned and held in an account subject to CFTC Rule 30.7 and (ii) CME will require CME Clearing Members to make certain written disclosures to their customers to highlight certain risks, including the absence of regulation as a broker-dealer by the Commission, inapplicability of protections available under the Securities Investor Protection Act, and uncertainty as to bankruptcy treatment that may affect such customers' ability to recover funds and securities, or the speed of any such recovery, in an insolvency proceeding.

You represent that absent our assurances that we will not recommend to the Commission that it take enforcement action, Funds likely will continue to access the CDS marketplace only through direct, bilateral trading with individual CDS counterparties, forgoing the benefits of central clearing. You state that Rule 17f-6 under the 1940 Act provides that Funds may place and maintain assets with an FCM to effect a Fund's transactions in exchange-traded futures contracts or commodity options, but the Rule does not permit Funds to place and maintain assets with an FCM to effect CDS transactions. You represent that each CME Clearing Member who holds assets for an unaffiliated Fund customer wishing to clear CDS transactions on the CME will address each of the requirements of Rule 17f-6, as follows:

(1) the manner in which a CME Clearing Member will maintain such a Fund's assets will be governed by a written contract between the Fund and the CME Clearing Member, which provides that:[9]

(i) the CME Clearing Member will comply with the secured amount requirements of CFTC Rule 30.7, and once operational, the requirements relating to the separate treatment of customer funds and property of CME rules specifying the substantive requirements for the treatment of cleared OTC derivatives in the OTC Derivatives

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CME's forthcoming rules for the OTC Derivatives Account Class, will provide safeguards for customer funds and property comparable to those provided in customer accounts segregated pursuant to Section 4d and CFTC regulations thereunder. Therefore, you state that CME has withdrawn its petition for a Section 4d Order.

[8] See note 1, supra, and accompanying text discussing the CFTC's recent amendments to its rules establishing the OTC Derivatives Account Class.

[9] See Rule 17f-6(a)(1) under the 1940 Act.

Account Class prior to any bankruptcy;[10]

(ii) the CME Clearing Member may place and maintain the Fund's assets as appropriate to clearing the Fund's CDS transactions on the CME and in accordance with the CEA and the CFTC's rules thereunder, and will obtain an acknowledgement, as required under CFTC Rule 30.7(c) or Rule 1.20(a), as applicable, that such assets are held on behalf of the CME Clearing Member's customers in accordance with the provisions of the CEA;[11] and

(iii) the CME Clearing Member will promptly furnish copies of or extracts from its records or such other information pertaining to the Fund's assets as the Commission through its employees or agents may request;[12]

(iv) any gains on the Fund's transactions, other than de minimis amounts, may be maintained with the CME Clearing Member only until the next business day following receipt;[13] and

(v) the Fund has the ability to withdraw its assets from the CME Clearing Member as soon as reasonably practicable if the custodial arrangement no longer meets the requirements of Rule 17f-6, as applicable.[14]

Analysis

Section 17(f) of the 1940 Act and the rules thereunder govern the safekeeping of Fund assets, and generally provide that a Fund must place and maintain its securities and similar instruments only with certain qualified custodians. As stated above, Rule 17f-6 under the 1940 Act permits a Fund to place and maintain assets with an FCM that is registered under the CEA and that is not affiliated with the Fund in amounts necessary to effect the Fund's transactions in exchange-traded futures contracts and commodity options, subject to certain conditions. Among other things, the FCM must comply with the segregation requirements of Section 4d of the CEA and the rules thereunder or, if applicable, the secured amount requirements of CFTC Rule 30.7. Rule 17f-6 was intended to provide Funds with the ability to effect commodity trades in the same manner

[10] See Rule 17f-6(a)(1)(i) under the 1940 Act.

[11] See Rule 17f-6(a)(1)(ii) under the 1940 Act. You state that under CFTC Rule 1.20(a), an acknowledgement need not be obtained from a DCO such as the CME that has adopted and submitted to the CFTC rules that provide for the segregation as customer funds, in accordance with relevant provisions of the CEA and the rules thereunder, of all funds held on behalf of customers.

[12] See Rule 17f-6(a)(1)(iii) under the 1940 Act.

[13] See Rule 17f-6(a)(2) under the 1940 Act.

[14] See Rule 17f-6(a)(3) under the 1940 Act.

as other market participants under conditions designed to provide custodial protections for Fund assets.[15]

As discussed above, in March 2010, the Commission Order issued temporary exemptions until November 30, 2010 to CME and CME Clearing Members to facilitate central clearing of certain CDS. In the Commission Order, the Commission stated:

> The Commission has taken multiple actions designed to address concerns related to the market in CDS. The over-the-counter ("OTC") market for CDS has been a source of particular concern to us and other financial regulators, and we have recognized that facilitating the establishment of central counterparties for CDS can play an important role in reducing the counterparty risks inherent in the CDS market, and thus can help mitigate potential systemic impact. We have therefore found that taking action to help foster the prompt development of central counterparties, including granting temporary conditional exemptions from certain provisions of the federal securities laws, is in the public interest.[16]

We conclude that the factors highlighted in the Commission Order, along with certain representations provided by CME, argue in favor of flexibly applying the custody requirements of the 1940 Act in this instance. In particular, we rely on your representations and the conditions in the Commission Order that:

- CME and CME Clearing Members will address each of the requirements of Rule 17f-6 under the 1940 Act as described above;

- CME and CME Clearing Members, as applicable, will comply with all of the representations made in the Commission Order, including, but not limited to:

    - CME Clearing Members will hold Fund assets: (i) in an account established pursuant to Section 4d of the CEA; or (ii) in the absence of a Section 4d Order from the CFTC, once CME rules for the OTC Derivatives Account Class are implemented and the OTC Derivatives Account Class is operational, Fund assets received in connection with purchasing or holding CDS positions will be treated as part of the OTC Derivatives Account Class; or (iii) if both of those other two alternatives are not available, in an account established in accordance with CFTC Rule 30.7, with additional disclosure to Funds that uncertainty exists as to whether the Funds

[15] Investment Company Act Rel. No. 22389 (Dec. 11, 1996) ("Rule 17f-6 Adopting Release"). In particular, Rule 17f-6 under the 1940 Act incorporates the safeguards that are provided for Fund assets under the CEA and CFTC rules.

[16] See the Commission Order, supra note 5 at pages 1-2.

would receive priority in bankruptcy (vis-à-vis other customers) with respect to assets held by CME Clearing Members;

- each CME Clearing Member annually will provide CME with a self-assessment that it is in compliance with the representations in the Commission Order along with a report by the clearing member's independent third-party auditor that attests to that assessment;

- each CME Clearing Member will segregate customer funds and securities from the CME Clearing Member's own assets;

- each CME Clearing Member will be in material compliance with the CME rules; and

- each CME Clearing Member will be in material compliance with applicable laws and regulations relating to capital, liquidity, and segregation of customer assets (and related books and records provisions) with respect to CDS that are cleared by CME.

In taking this position, we note that, as the Commission stated in adopting Rule 17f-6 and as you acknowledge, maintaining assets in an FCM's custody is not without risk.[17] Therefore, we strongly encourage Funds to weigh carefully the risks and the benefits of maintaining assets to effect transactions in CDS with a CME Clearing Member and CME.[18]

Conclusion

Based on the facts and representations in your letter, we would not recommend enforcement action to the Commission under Section 17(f) of the 1940 Act against a Fund if the Fund or its custodian places and maintains assets in the custody of CME or a

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[17] See the Rule 17f-6 Adopting Release, supra note 15, at n. 13 ("If an FCM becomes insolvent and cannot cover the obligations of a defaulting customer, the FCM's non-defaulting customers may be affected."). See also the Commission Order, supra note 5 at page 26 ("We understand that the protections associated with using CFTC Rule 30.7 to segregate collateral associated with over-the-counter derivatives is untested, and thus less certain than the protections that would be afforded to collateral protected by Section 4d.") See also the Report to the Supervisors of the Major OTC Derivatives Dealers on the Proposals of Centralized CDS Clearing Solutions for the Segregation and Portability of Customer CDS Positions and Related Margin (June 30, 2009), available at http://www.newyorkfed.org/markets/Full_Report.pdf (the ISDA buy-side/sell-side committee report analyzing the legal issues associated with segregating the collateral that customers post with members).

[18] See also Rule 17f-6 Adopting Release, supra note 15, at page 13 (stating that Fund boards have a particular responsibility to ask questions concerning why and how the Fund uses futures and other derivative instruments, the risks of using such instruments, and the effectiveness of internal controls designed to monitor risk and assure compliance with investment guidelines regarding the use of such instruments).

CME Clearing Member for purposes of meeting CME's or a CME Clearing Member's margin requirements for CDS that are cleared by CME.

Our position herein is temporary, and will expire when the Commission Order is no longer effective or it is rescinded, whichever is earlier. Because our position is based on the facts and representations made in your letter, you should note that any different facts or circumstances might require a different conclusion. This letter represents only the Division's position on enforcement action and does not purport to express any legal conclusion on the questions presented.

Holly Hunter-Ceci
Senior Counsel

CME Group
A CME/Chicago Board of Trade/NYMEX Company

July 16, 2010

Douglas Scheidt, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Applicability of Rule 17f-6 to Cleared CDS Transactions

Dear Mr. Scheidt:

Pursuant to our recent telephone conversations with the Division of Investment Management (the "Division") staff, we are submitting this letter to request that the Division staff not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(f) of the Investment Company Act of 1940 (the "1940 Act") against any registered Investment Company (a "Fund") if the Fund or its custodian places and maintains cash, securities and/or other property ("assets") in the custody of the Chicago Mercantile Exchange ("CME") or a CME Clearing Member (as defined below) that is a futures commission merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC") for purposes of meeting CME's or a CME Clearing Member's margin requirements for certain credit default swap contracts ("CDS") that are cleared by CME. We have addressed below each of the issues on which the Division staff has requested additional input from us.

BACKGROUND

Clearing and Settlement

CME Group Inc. ("CME Group"), a Delaware stock corporation, is the holding company for CME, as well as certain other exchanges. CME was founded in 1898 as a not-for-profit corporation; in 2000 CME demutualized and became a shareholder-owned corporation.

CME is a Designated Contract Market ("DCM"), regulated by the CFTC, for the trading of futures contracts and options on futures contracts. In addition, CME Group operates its own clearing house, which is a division of CME. The CME clearing house is a Derivatives Clearing Organization ("DCO") regulated by the CFTC. The clearing house clears, settles and guarantees the performance of all transactions for which CME Group provides clearing services, including CDS. CME as part of its clearing services will be interposed as a central counterparty for transactions in cleared CDS. Customers (including Funds) that wish to clear CDS through CME are required to maintain a clearing relationship with a CME Clearing Member, who will serve as their agent and guarantor in respect of cleared CDS (a "CME Clearing Member"). CME Clearing Members require customers to deposit a specified amount of assets as initial margin as security for performance of their obligations. The CME Clearing Member then clears the transaction and posts margin either directly with CME or clears the transaction through maintaining a clearing relationship with another CME Clearing Member and posting margin with such other CME Clearing Member who will then clear the transaction and post margin with CME.

The clearing house operates with the oversight of the Clearing House Risk Committee ("CHRC"). The CHRC is made up of a group of clearing member representatives who represent the interests of the clearing house as well as clearing members of CME Group. With respect to CDS clearing services, CME is establishing three additional committees: (i) a CDS Advisory Board, which will have oversight for certain aspects of CME's CDS clearing services, (ii) a CDS Determinations Committee (to the extent a decision is not rendered by the ISDA Determinations Committee), which will be responsible for issuing determinations related to CDS contract terms, and (iii) a CDS Default Management Committee, which will advise the clearing house on matters relating to managing CDS portfolio positions in the event of an actual or threatened default involving cleared CDS contracts.

CME is required to comply with the 18 CFTC Core Principles applicable to registered DCMs and the 14 CFTC Core Principles applicable to DCOs.[1] The CFTC conducts regular audits or risk reviews of CME with respect to these Core Principles. CME is, and has always been, registered and in good standing with the CFTC. In addition, CME is notice registered with the Commission as a special purpose national securities exchange for the purpose of trading security futures products. In the United Kingdom ("U.K."), CME is a Recognised Overseas Investment Exchange and a Recognised Overseas Clearing House, subject to regulation by the U.K. Financial Services Authority.

Clearing Members

CME's rules alone or in combination with laws and regulations applicable to CME and its clearing members require that any CME clearing member who purchases, sells, or holds CDS positions for other persons (i.e., customers including any Fund): (1) must be registered with the CFTC as an FCM; (2) effectively provide for the separate treatment of funds and securities of other persons (except positions held in proprietary accounts of the clearing member, i.e., positions of the clearing member or affiliates of the clearing member) that it holds in its custody or control for the purpose of purchasing, selling, or holding CDS positions; (3) maintain adequate capital and liquidity; and (4) maintain sufficient books and records to establish (a) that the CME clearing member is maintaining adequate capital and liquidity and (b) separate

1 The DCM and DCO Core Principles are set forth in Sections 5(d) and 5b(c)(2) of the Commodity Exchange Act (the "CEA").

ownership of the funds, securities, and positions it may hold for the purpose of purchasing, selling, or holding CDS positions for other persons and those it holds for its proprietary accounts.

Separate Treatment of Customer Funds and Securities

CFTC regulations and CME rules will require any CME Clearing Member who clears CDS transactions for customers to be registered as an FCM and to ensure that customer funds and property are treated separately from the proprietary positions of the clearing member and its affiliates. In this regard, the CFTC recently adopted amendments to its Part 190 Bankruptcy Rules to create a separate "cleared over-the-counter ("OTC") derivatives" account class (the "OTC Derivatives Account Class") that would apply in the event of the bankruptcy of an FCM.[2] These provisions became effective May 6, 2010. At present, the CFTC is relying upon DCOs such as CME to adopt rules specifying the substantive requirements for the treatment of cleared OTC derivatives in the OTC Derivatives Account Class prior to any bankruptcy. CME rules for the OTC Derivatives Account Class will mirror the provisions of Section 4d of the CEA and the CFTC regulations with respect to the futures account class (*i.e.*, 17 C.F.R. §§ 1.20, et seq.), including but not limited to the separate treatment of customer positions and property from the FCM's positions and property. CME anticipates that its rules for the OTC Derivatives Account Class will be implemented on September 13, 2010. Once CME rules are implemented and the OTC Derivatives Account Class is operational, all funds and property received from customers in connection with purchasing or holding CDS positions will be treated as part of the OTC Derivatives Account Class.

CME had previously petitioned the CFTC for an order pursuant to Section 4d of the CEA with respect to cleared CDS transactions, which if granted would have permitted funds margining cleared CDS transactions on CME to be held by clearing FCMs and clearing houses in Section 4d accounts.[3] However, the CFTC's adoption of rules establishing the OTC Derivatives Account Class obviates the need for CME to petition the CFTC for a Section 4d order, given that the OTC Derivatives Account Class, together with CME's forthcoming rules for the OTC Derivatives Account Class, will provide safeguards for customer funds and property comparable to those provided in customer accounts segregated pursuant to Section 4d and CFTC regulations thereunder. The distinction between them is that the use of the OTC Derivatives Account Class will not provide cleared CDS customers with the ability to cross margin cleared CDS transactions and futures transactions. However, because cross margining

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2 See 75 Fed. Reg. 17297 (April 6, 2010) (adopting final rules establishing a sixth and separate account class applicable for cleared OTC derivatives only); 74 Fed. Reg. 40794 (August 13, 2009) (proposing rules to establish a sixth and separate account class applicable for cleared OTC derivatives only).

3 See Letter from Lisa A. Dunsky, Director and Associate General Counsel, CME Group, to David Stawick, Secretary to the CFTC, dated June 15, 2009.

of cleared CDS transactions and futures transactions was not contemplated, we do not believe this distinction is meaningful.

Prior to the implementation of the OTC Derivative Account Class under CME rules, in accordance with CME Rule 8F03 and the Commission Order (as defined below), all CDS contracts submitted to CME for clearing for the account of a clearing member FCM's customer must be assigned and held in an account subject to CFTC Rule 30.7. CFTC Rule 30.7 accounts contain funds of U.S.-domiciled customers trading futures and options contracts on foreign exchanges (FCMs may choose to include the funds of non-U.S.-domiciled customers trading these products as well.) These accounts may also contain the funds of customers engaged in "non-regulated" transactions, including cleared OTC transactions. CFTC Rule 30.7 requires that customer positions and property be separately held and accounted for from the positions and property of the FCM, and that customer property be deposited under an account name that clearly identifies it as customer property. CME Rule 8F03 reiterates that "[a]ll collateral deposited as performance bond to support positions in such [CFTC Rule] 30.7 account and all positions, collateral or cash in such account shall be segregated from the Clearing Member's proprietary account." CME's Audit Department regularly inspects the books and records of clearing members to ensure, among other things, their compliance with these segregation requirements.

Adequate Capital and Liquidity

CME Group clearing members who are broker-dealers or FCMs maintain capital and liquidity in accordance with relevant Commission and CFTC rules and regulations. In addition, CME's requirements for minimum capital contributions, contribution to the guaranty fund based on risk factors, maintenance margin, and mark-to-market with immediate payment of losses assure adequate capital and liquidity for clearing member firms who are not broker-dealers or FCMs (i.e., clearing members who only carry positions for proprietary or non-customer accounts), as well as those who are broker-dealers or FCMs. Clearing member FCMs subject to CFTC net capital requirements must maintain Adjusted Net Capital ("ANC") at prescribed levels. CME and the CFTC have adopted a risk-based capital requirement as the regulatory minimum capital requirement. Capital requirements are monitored by CME's Audit Department and ANC requirements vary to reflect the risk of each clearing member's positions as well as CME's assessment of each clearing member's internal controls, risk management policies and back office operations.

CME has established additional capital and guaranty fund contribution requirements for CME Group clearing members authorized to clear CDS. To clear CDS, whether for proprietary or customer accounts, a clearing member must maintain $500 million in ANC. CDS clearing members must also make initial guaranty fund contributions with respect to CDS that will be a minimum of $50 million each. Those CDS clearing members with ANC of less than $1 billion must maintain excess margin with the clearing house that is equal to their guaranty fund contributions with respect to

CDS. CDS clearing members with less than $5 billion in ANC are also subject to daily capital reporting.

Clearing members must have tools to manage appropriate requirements with respect to their customers. CME Rule 982 requires clearing members to establish written risk management policies and procedures, including monitoring the risks assumed by specific customers. To facilitate such controls with respect to CDS transactions, CME's clearing systems include functionality that permits clearing members to register customer accounts and specify customer credit limits. Control features of CME's clearing systems will ensure that CDS transactions cannot be submitted to clearing for non-registered accounts or if the positions resulting from the transaction or transactions would cause a specified daily exposure limit to be exceeded.

CME determines the acceptability of different collateral types and determines appropriate haircuts. A list of acceptable collateral and applicable haircuts is available at http://www.cmegroup.com/clearing/financial-and-collateral-management/collateral-types-accepted.html. Collateral requirements for CDS contracts eligible for clearing will appropriately reflect the specific risks of such CDS contracts, including jump-to-default and the consequences of a liquidity event caused by the defaults.

Sufficient Books and Records

Broker-dealers and FCMs who are clearing members must meet their respective SEC and CFTC recordkeeping requirements. CME Rule 8F04(9) requires each FCM who is a clearing member to keep the same books and records for OTC derivatives (including CDS contracts) submitted to CME for clearing as the FCM is required to keep under CFTC recordkeeping requirements. CME reserves the right to examine clearing member books at all times.[4]

Clearing members are required under CME rules, the CEA and CFTC regulations to maintain adequate accounting systems, internal accounting controls and procedures for safeguarding customer and clearing member assets. These requirements will apply to CDS contracts cleared by CME. These systems, controls and procedures must be robust enough to allow the clearing member to demonstrate to the CME Group Audit Department that it maintains adequate capital and liquidity. In addition, the systems, controls and procedures must be able to evidence the separate ownership of funds, securities and positions it may hold for the purpose of purchasing, selling or holding CDS positions for customers and those it holds for its own proprietary accounts. Audit Department staff routinely examine clearing members to ensure compliance with these standards. Further, Audit Department staff may prescribe additional accounting, reporting, financial and/or operational requirements for clearing members and clearing members must comply with such requirements.

[4] The same audit procedures will apply to the OTC Derivatives Account Class, although as previously noted, CME rules for the OTC Derivatives Account Class have not yet been implemented.

Clearing and Settlement

CME clearing and settlement of CDS contracts will operate using the established systems, procedures and financial safeguards package that stand behind trading in CME's primary futures market, and such activities will be subject to CFTC oversight of risk management and collateralization procedures. In this regard, CME meets the standards set forth in the CPSS/IOSCO report "Recommendations for Central Counterparties."

Benefits of the Clearing Solution

CME, acting as a central counterparty, will reduce counterparty risk inherent in the CDS market and mitigate the risk and potential systemic impacts of counterparty failures. By clearing and settling CDS contracts, CME will substitute itself as buyer to the CDS seller and the seller to the CDS buyer. As a result, CDS counterparties, just as futures market participants, will no longer be exposed to each others' credit risk. Instead, each counterparty, including Fund customers, will receive the benefit of CME's extensive package of financial safeguards for CDS transactions which are accepted for clearing by CME.

CME will also have the ability to reduce the risk of collateral flows by netting positions in similar instruments and by netting gains and losses across different instruments. As a result, instead of a CDS market participant having a large volume of trades, some offsetting, with many counterparties, participants will benefit from netting. Moreover, centralized clearing will provide more flexibility to trade in and out of positions, and will allow for the expeditious transfer or liquidation of the positions of a troubled or defaulting clearing member, including a clearing member who is a registered FCM. If a CME Clearing Member is troubled (i.e., it fails to meet minimum financial requirements or its financial or operational condition may jeopardize the CME's integrity, or negatively impact the financial markets), then CME may take action pursuant to Rules 974 (Failure to Meet Minimum Financial Requirements) or 975 (Emergency Financial Conditions). In the event of a default by a CME Clearing Member, the process will be governed by applicable CME Rules, including Chapter 8-F (Over-the-Counter Derivative Clearing), including but not limited to Rules 8F06 (Clearing Member Default), 8F07 (Guaranty Fund Deposit), 8F13 (Insolvency and Liquidation) and 8F25 (Default Management Committee). Chapter 8-F further incorporates the general CME Rules relating to defaults, including but not limited to Rules 802 (Protection of Clearing House), 913 (Withdrawal From Clearing Membership), 974 (Failure to Meet Minimum Financial Requirements), 975 (Emergency Financial Conditions), 976 (Suspension of Clearing Members), 978 (Open Trades of Suspended Clearing Members), and 979 (Suspended or Expelled Clearing Members).

In the event of a CME Clearing Member default, CME may access its financial safeguard package as necessary. CME's financial safeguards package is a combination of each CME Clearing Member's collateral on deposit to support its positions, the collateral of its customers to support customer positions, CME surplus funds, security deposits and assessment powers. Pursuant to CME Rules 816 and 8F04 of the CME Rulebook, CME Clearing Members who clear CDS contracts will be subject to an additional guaranty fund deposit requirement as described above.

CME's financial safeguards package is measured and stress tested each month to ensure that CME can, at a minimum, cover its two largest net debtors in addition to smaller defaults in a hypothetical stress-test situation. Changes to CME Clearing Member contributions to the financial safeguards package are calculated quarterly. Any changes to financial safeguard policies are reviewed and approved by CME's Clearing House Risk Committee and changes that could reduce the financial safeguards available with respect to cleared CDS transactions will also be subject to review by the CDS Advisory Board.

The clearing solution will enhance the transparency of the CDS market, through reporting of CDS settlement prices and aggregate open interest. The availability of such information will improve the fairness, efficiency, and competitiveness of CDS markets, which, in turn, will enhance investor protection and facilitate capital formation.

The clearing solution also will reduce operational risk and costs by enhancing the efficiency of CDS trading and clearing. Integrating CME clearing with market participants' middle and back office infrastructures will reduce manual processes, operational risk, and the likelihood of costly errors. The CME clearing solution also will help ensure that eligible trades are cleared and settled in a timely manner, thereby reducing the operational risks associated with unconfirmed and failed trades.

In sum, cleared CDS transactions will be cleared and margined under the CME clearing solution in the same manner as exchange-traded futures contracts and will be treated similarly to conventional futures contracts or options on futures contracts for purposes of a Fund posting margin with a registered clearing member FCM and the flow of a Fund's margin funds to secure such positions. In this respect, cleared CDS transactions are functionally equivalent to conventional futures contracts or options on futures contracts and should be viewed as analogous to such contracts for purposes of Rule 17f-6, as discussed below. However, should Division staff not provide the no action assurance requested in this letter, Funds likely will be able to access the CDS marketplace only through direct, bilateral transactions with individual CDS counterparties, foregoing the substantial benefits of central clearing.

Commission Order

As you are aware, CME and CME Clearing Members received from the Commission temporary conditional exemptions until November 30, 2010. As set forth in the Commission Order, the Commission exempts temporarily (i) CME Clearing Members from certain requirements under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to certain CDS transactions and (ii) CME from clearing agency requirements under Section 17A of the Exchange Act to perform the functions of a clearing agency for certain CDS transactions (the "Commission Order").[5] The Commission Order reflects an underlying policy to facilitate the central clearing of CDS transactions to reduce systemic risk in the global financial markets.

The Commission Order contained a series of conditions designed to require CME Clearing Members to protect customer assets.[6] With respect to CME Clearing Members holding customer assets, the Commission Order requires that a CME Clearing Member use one of three types of accounts: (i) an account established pursuant to Section 4d of the CEA;[7] or (ii) in the absence of a Section 4d order, in the OTC Derivatives Account Class;[8] or (iii) if both of those other two alternatives are not available, in an account established in accordance with CFTC Rule 30.7 (with additional disclosures to be made to the customer, as stated below).

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5 See Securities Exchange Act Rel. No. 61803 (Mar. 30, 2010) (the Commission Order). See also Securities Exchange Act Rel. Nos. 61164 (Dec. 14, 2009) and 59578 (Mar. 13, 2009) (issuing temporary exemptions in connection with CDS clearing by CME that were extended in the Commission Order).

6 See the Commission Order, id. at pages 34-39. For example, the Commission Order requires that the CME Clearing Member annually provide CME with a self-assessment that it is in compliance with applicable laws and regulations relating to the segregation of customer funds and secured amount requirements in connection with clearing CDS transactions on CME, as well as a report by the clearing member's independent third-party auditor attesting to the assessment.

7 As noted above, the CFTC's adoption of rules establishing the OTC Derivatives Account Class obviates the need for CME to petition the CFTC for a Section 4d order, given that the OTC Derivatives Account Class, together with CME's forthcoming rules for the OTC Derivatives Account Class, will provide safeguards for customer funds and property comparable to those provided in customer accounts segregated pursuant to a Section 4d order and CFTC regulations thereunder.

8 See n.2 supra. As noted above, the CFTC recently adopted final rules establishing a sixth and separate account class applicable to cleared OTC derivatives which are not segregated pursuant to a Section 4d order and CFTC regulations thereunder. However, CME has yet to implement rules specifying the substantive requirements for the treatment of cleared OTC derivatives in the OTC Derivatives Account Class prior to any bankruptcy.

As discussed in greater detail below, CME will comply with, among other things, the conditions to the temporary exemptions provided in the Commission Order by requiring that (i) prior to the implementation of the OTC Derivatives Account Class under CME rules, all CDS contracts submitted to the CME for the account of a CME Clearing Member customer will be assigned and held in an account subject to CFTC Rule 30.7; and (ii) CME Clearing Members will make certain written disclosures to their customers to highlight these issues, including the absence of regulation by the Commission and inapplicability of protections available under the Securities Investor Protection Act ("SIPA"), differences between Section 4d customer accounts and CFTC Rule 30.7 accounts, and uncertainty as to the bankruptcy treament that may affect such customers' ability to recover funds and securities, or the speed of any such recovery, in an insolvency proceeding.

DISCUSSION

Rule 17f-6

Rule 17f-6 permits a Fund to maintain its assets with a registered FCM and certain other entities, including clearing organizations such as CME, in connection with effecting transactions in futures contracts and commodity options traded on both U.S. and foreign exchanges, subject to meeting certain conditions. Specifically, Rule 17f-6 requires a written contract between the Fund and the FCM containing certain provisions, including a provision that (i) the FCM will comply with the segregation requirements of Section 4d of the CEA and the CFTC's rules thereunder, or as applicable, the secured amount requirement for foreign futures and options contracts under CFTC Rule 30.7;[9] (ii) the FCM may place and maintain the Fund's assets to effect its transactions with another FCM, a clearing organization, a U.S. or foreign bank, or a member of a foreign board of trade and if so the FCM must obtain an acknowledgment that such assets are held on behalf of the FCM's customers in accordance with the CEA and CFTC rules;[10] and (iii) the FCM will promptly furnish copies of extracts from its records or such other information pertaining to the Fund's assets as the Commission may request.[11] Also, to protect the Fund's assets from loss in the event of the FCM's bankruptcy, any gains on Fund transactions may be maintained with the FCM only in de minimis amounts and the Fund must have the ability to withdraw its assets as soon as reasonably practicable if the custodial arrangement no longer meets the requirements of Rule 17f-6.[12]

Rule 17f-6 enables a Fund to engage in trading futures contracts and commodity options in essentially the same manner as other futures market participants under conditions which are designed to assure safekeeping of the Fund's assets in keeping with the safe custody requirements of Section 17(f) of the 1940 Act. Thus, the

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[9] See Rule 17f-6(a)(1)(i) under the 1940 Act.
[10] See Rule 17f-6(a)(1)(ii) under the 1940 Act.
[11] See Rule 17f-6(a)(1)(iii) under the 1940 Act.
[12] See Rule 17f-6(a)(2) and (3) under the 1940 Act.

Commission sought to facilitate participation by investment companies in the derivatives financial markets and to eliminate undue regulatory burdens in a manner consistent with the regulatory concerns underlying Section 17(f) of the 1940 Act. Prior to adoption of Rule 17f-6, FCMs were not permitted to maintain custody of investment company assets and Commission staff had required investment companies to maintain their initial margin deposits in separate accounts with a third party custodian bank. FCMs therefore needed to advance their own funds to meet investment company margin obligations with the clearing organization or other clearing FCM used to effect such transactions.[13]

In adopting Rule 17f-6, the Commission recognized the safeguards for customer assets provided by the CEA and the CFTC's rules, including segregation of customer funds and the secured amount requirement and FCM net capital and financial reporting requirements, and concluded that third party safekeeping accounts could be redundant or unnecessary in view of these safeguards. Rule 17f-6 does not, however, permit a Fund to deposit assets with an FCM that is an affiliated person of the Fund or an affiliated person of such person, due to special concerns about custody of Fund assets by affiliates. In response to the Commission's adoption of Rule 17f-6, the CFTC staff subsequently revisited its position on the use of third party safekeeping accounts, so that FCMs are not viewed as in compliance with applicable segregation or secured amount requirements under the CEA and the CFTC's rules if they deposit, hold or maintain margin funds for customer accounts in third party safekeeping accounts, except if the FCM is ineligible to hold the assets of a Fund customer under Rule 17f-6, because of its affiliation with the Fund or the Fund's adviser. See 70 Fed. Reg. 24768 (May 11, 2005).

Rule 17f-6 permits a Fund to maintain its assets to effect futures or options on futures transactions with a registered FCM, without regard to whether the FCM is a clearing member FCM or acts in an introducing capacity by maintaining a clearing relationship with a clearing member FCM. However, pursuant to CME rules, a customer wishing to clear CDS transactions on CME may do so only if the customer maintains an account with (i) a CME Clearing Member who meets the additional requirements to clear CDS transactions for customers or with (ii) a CME Clearing Member who acts as an introducing FCM by maintaining a clearing relationship with another CME Clearing Member. Thus, in either case, the Fund's account will be carried on the books of a CME Clearing Member, who for the avoidance of doubt, must also be a registered FCM.

Each CME Clearing Member who holds assets for an unaffiliated Fund customer wishing to clear CDS transactions on CME will address each of the requirements of Rule 17f-6, as follows:

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13 See 59 Fed. Reg. 28286 (June 1, 1994) (proposing Rule 17f-6 for public comment). By diverting capital which would otherwise be available to the FCM, third party safekeeping accounts were thought to create systemic liquidity risks in the marketplace, particularly during periods of market stress. Id. at 28290.

The manner in which a CME Clearing Member will maintain such a Fund's assets will be governed by a written contract between the Fund and the CME Clearing Member, which provides that:[14]

(i) the CME Clearing Member will comply with the secured amount requirements of CFTC Rule 30.7 and once operational, the requirements relating to the separate treatment of customer funds and property of CME rules specifying the substantive requirements for the treatment of cleared OTC derivatives in the OTC Derivatives Account Class prior to any bankruptcy;[15]

(ii) the CME Clearing Member may place and maintain the Fund's assets as appropriate to clearing the Fund's CDS transactions on the CME and in accordance with the CEA and the CFTC rules thereunder, and will obtain an acknowledgement, as required under CFTC Rule 30.7 (or as may be required by CME rules specifying the substantive requirements for the treatment of cleared OTC derivatives in the OTC Derivatives Account Class prior to any bankruptcy) that such assets are held on behalf of the CME Clearing Member's customers in accordance with the provisions of the CEA;[16]

(iii) CME will promptly furnish copies of or extracts from its records or such other information pertaining to the Fund's assets as the Commission through its employees or agents may request;[17]

(iv) the CME Clearing Member will pay to the Fund any gains on the Fund's transactions, other than de minimis amounts, no later than the next business day following receipt of such gains[18]; and

(v) the Fund has the ability to withdraw its assets from the CME Clearing Member as soon as reasonably practicable if the custodial arrangement no longer meets the requirements of Rule 17f-6.[19]

<u>CFTC Rule 30.7</u>

Given that CME has not yet implemented rules specifying the substantive requirements for the treatment of cleared OTC derivatives in the OTC Derivatives Account Class prior to any bankruptcy, CME and FCMs clearing through the CME will commingle funds used to margin cleared CDS contracts with other funds held in

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14 <u>See</u> Rule 17f-6(a)(1) under the 1940 Act.

15 <u>See</u> Rule 17f-6(a)(1)(i) under the 1940 Act.

16 <u>See</u> Rule 17f-6(a)(1)(ii) under the 1940 Act. Under CFTC Rule 1.20(a), an acknowledgement need not be obtained from a DCO such as the CME that has adopted and submitted to the CFTC rules that provide for the segregation as customer funds, in accordance with relevant provisions of the CEA and the rules thereunder, of all funds held on behalf of customers.

17 <u>See</u> Rule 17f-6(a)(1)(iii) under the 1940 Act.

18 <u>See</u> Rule 17f-6(a)(2) under the 1940 Act.

19 <u>See</u> Rule 17f-6(a)(3) under the 1940 Act.

customer secured amount accounts maintained in accordance with CFTC Rule 30.7. As alluded to previously, CFTC Rule 30.7 sets forth a segregation requirement applicable to accounts of U.S. customers who trade futures contracts and commodity options traded on foreign exchanges. Under CFTC Rule 30.7, an FCM must maintain in a separate account or accounts assets in an amount sufficient to cover the "secured amount" required to be set aside for such customer accounts. This amount generally reflects the assets required to margin the foreign futures and options transactions of the FCM's U.S. customers (and may include the assets required to margin the foreign futures and options transactions of the FCM's non-U.S. customers). If an FCM fails to have sufficient secured amount funds set aside in CFTC Rule 30.7 accounts, it must immediately report that violation to the CFTC and its designated self-regulatory organization.

In connection with adopting Rule 17f-6, the Commission determined to permit a Fund to maintain assets with a registered FCM in respect of engaging in commodity trades effected on both foreign, as well as, U.S. exchanges. In doing so, the Commission noted the applicability of the regulatory framework for foreign futures and options transactions under the CFTC's Part 30 Rules, including the secured amount and FCM net capital requirements, which are designed to provide protection for the assets of U.S. customers trading futures contracts and commodity options on foreign exchanges. See 61 Fed. Reg. 66207 at 66208 and n.17 and 66210.

We note that it is permissible for FCMs and clearing organizations to include different types of non-regulated transactions in foreign futures and options accounts of U.S. customers under applicable CFTC guidance. CME therefore has not requested any exemptive relief from the CFTC with respect to holding margin funds for cleared CDS contracts in CFTC Rule 30.7 accounts.

Approach to FCM Bankruptcy

With regard to an FCM bankruptcy, an FCM is liquidated in accordance with the provisions of subchapter 4 of Chapter 7 of the Bankruptcy Code and the CFTC's Part 190 rules. These provisions are designed to protect the FCM's customers in the event of its financial instability or insolvency. As noted in the adopting release for Rule 17f-6, commodity customers generally have priority status with respect to customer property of a bankrupt FCM and, if there is a shortfall of assets available to satisfy customer claims, the impact of the shortfall is borne pro rata among all customers in the applicable account class. See 61 Fed. Reg. 66207 at 66208. Although there is no commodity customer account insurance program and futures accounts do not have protection under SIPA, the strict segregation rules and relevant provisions of the Bankruptcy Code and CFTC rules facilitate portability, so that customers may transfer their positions and related collateral expeditiously to a financially secure FCM if their FCM is in deteriorating financial condition. This model has been used by CME and the futures industry for many years and would be easily utilized for cleared CDS contracts under the CME clearing solution.

Differences Between Section 4d and CFTC Rule 30.7 Accounts

Futures accounts (governed by Section 4d) and foreign futures accounts (governed by CFTC Rule 30.7) are each a recognized "account class" under the CFTC's Part 190 Rules which would be applicable in the event of an FCM bankruptcy. Similarly, pursuant to the CFTC's recent rule amendments as described above, the OTC Derivative Account Class is a recognized "account class" under the CFTC's Part 190 Rules, which would be applicable in the event of an FCM bankruptcy.[20] Under the Part 190 Rules, each account class is a separate pool of funds for claims of customers in that class. The claims of customers whose funds are held in defined account classes will have priority over proprietary claims and the claims of general creditors in an FCM bankruptcy.

However, it is unclear that customers with cleared OTC derivatives in a CFTC Rule 30.7 account would receive the same protections as foreign futures and options customers in the event of an FCM bankruptcy under the Bankruptcy Code and the Part 190 Rules.[21] Given that the bankruptcy treatment of FCM customers with cleared OTC derivatives in a CFTC Rule 30.7 account is uncertain and in accordance with the Commission Order, CME will require clearing member FCMs who wish to clear CDS contracts to make certain written disclosures to their customers, including Funds, to highlight these issues, including as well the absence of regulation by the Commission and inapplicability of SIPA protections and uncertainty as to bankruptcy treatment. We believe that these supplemental disclosure requirements should address any residual concerns relative to Section 17(f) of the 1940 Act, especially given that it is likely that customer funds used to margin CDS transactions will be held in a CFTC Rule 30.7 account for only a temporary period of time.

CONCLUSION

Based upon the foregoing, we believe that treating CDS contracts that are cleared by the CME as "Exchange-Traded Futures Contracts and Commodity Options" for purposes of Rule 17f-6 is consistent with the approach taken by the Commission and the staff in applying the safe custody requirements of Section 17(f) of the 1940 Act in response to significant developments in the financial markets, as well as the policies articulated in the Commission Order. In this regard, the Commission and the staff have sought to provide Funds with flexibility in their custodial arrangements where necessary to facilitate their investment and trading activities in an efficient manner, as long as Fund assets are adequately protected by procedures similar to the applicable rules under Section 17(f), including situations in which there was not literal compliance with the

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[20] See n.2 supra.

[21] See Letter from Ann K. Shuman, Managing Director and Deputy General Counsel, CME, to Elizabeth Murphy, Secretary, Commission, Dec. 14, 2009, stating that "[n]either the CFTC nor the courts have issued an interpretation with regard to the bankruptcy protections that would be afforded to customers clearing OTC positions in 30.7 accounts, and it is therefore unclear whether they would receive the same protections as foreign futures customers."

provisions of the relevant rule. See, e.g., Fixed Income Clearing Corp. (pub. avail. March 13, 2003). As we have explained, even though cleared CDS contracts are not literally "Exchange-Traded Futures Contracts and Commodity Options" as defined in Rule 17f-6, we believe that cleared CDS contracts are functionally equivalent to such instruments and that each of the conditions set forth in Rule 17f-6 will be satisfied in all respects.

If you or your staff has any questions or need additional detail, please do not hesitate to contact the undersigned at (212) 299-2200.

Sincerely,

Christopher K. Bowen
Managing Director
Chief Regulatory Counsel